April 29, 2025

Debra McCann
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

       Re: Unisys Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-08729
Dear Debra McCann:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology